Exhibit 99.7

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for Thomson Reuters Corporation for the three months ended March 31, 2009.  For purposes of reporting with the US Securities and Exchange Commission, Thomson Reuters PLC is a successor issuer to Reuters Group PLC (Reuters). Reuters was acquired by The Thomson Corporation (renamed Thomson Reuters Corporation) on April 17, 2008.

Thomson Reuters has two parent companies — Thomson Reuters Corporation and Thomson Reuters PLC — and their respective subsidiaries operate as a unified group under a dual listed company structure. Accordingly, standalone Thomson Reuters PLC information, which excludes the results of Thomson Reuters Corporation, is not indicative of the financial position, results of operations or cash flows of Thomson Reuters as a whole and does not provide meaningful information for investors.  Thomson Reuters primary financial statements are the consolidated financial statements of Thomson Reuters Corporation, which account for Thomson Reuters PLC as a subsidiary.

Accordingly, the computation below is based on Thomson Reuters Corporation unaudited consolidated financial statements as at and for the three months ended March 31, 2009.

We compute the ratio of earnings to fixed charges by dividing the amount of total earnings by the amount of total fixed charges.

(U.S. dollars in millions, except ratio)	Three months ended March 31, 2009
Earnings:
Earnings from continuing operations (1)	224
Add back:
Income taxes	49
Tradeweb ownership interests, net of tax	4
Earnings from continuing operations before income taxes and minority interests	277
Add:
Fixed charges	126
Dividends from equity affiliates	1
Less:
Preference shares dividend requirement	(1)
Equity in earnings of unconsolidated affiliates included above	(2)
Tradeweb ownership interests before income taxes included above	(7)
Earnings, as adjusted	394

Fixed Charges:
Interest expense	99
Estimated interest component of rental expense	26
Preference shares dividend requirement	1
Fixed charges, total	126

Ratio of earnings to fixed charges	3.13

(1)	Amount as reported in Thomson Reuters Corporation unaudited consolidated statement of earnings for the three months ended March 31, 2009.